

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2015

Bedi Ajay Singh
Chief Financial Officer
News Corporation
1211 Avenue of the Americas
New York, NY 10036

> **Re: News Corporation**
> **Form 10-K**
> **Filed August 14, 2014**
> **File No. 001-35769**

Dear Mr. Singh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Legal Proceedings, page 30

1. Please disclose the amount of relief sought in all material pending legal proceedings or explain to us why such disclosure is not required. We note for example complaints seeking an undisclosed amount of treble damages in both the In-Store Marketing and FSI Purchasers matter and *Valassis Communications, Inc*. Although you state that it is not possible to predict the ultimate outcomes of these matters, Item 103 of Regulation S-K nevertheless requires that you disclose the relief sought in material pending legal proceedings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief